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                           February 3, 2021

       Lixin Cai
       Chairman and Chief Executive Officer
       CXJ Group Co., Ltd.
       Room 1903-1, No.1 building, Xizi International Center
       Jianggan District, Hangzhou City,
       Zhejiang Province, China

                                                        Re: CXJ Group Co., Ltd
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed January 19,
2021
                                                            File No. 333-248779

       Dear Mr. Cai:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Financial Statements, page F-18

   1. Please update the filing to provide financial statements that comply with Rule 8-08 of Regulation S-X and
revise Management's Discussion and Analysis and other sections to provide updated
financial information. In addition, file an updated consent from your auditors.
 Lixin Cai
CXJ Group Co., Ltd.
February 3, 2021
Page 2

       You may contact Melissa Gilmore, Staff Accountant at (202) 551-3777 or Martin James,
Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameLixin Cai                             Sincerely,
Comapany NameCXJ Group Co., Ltd.
                                                        Division of Corporation
Finance
February 3, 2021 Page 2                                 Office of Manufacturing
FirstName LastName